UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Feinberg                       Stephen
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   (Last)                           (First)             (Middle)

     c/o Cerberus Capital Management, L.P.,  450 Park Avenue - 28th Floor
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                                    (Street)

     New York                        New York             10022
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     EXCO Resources, Inc.
     Common Stock - EXCO
     Preferred Stock - EXCOP
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Day/Year

     March 11, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer  (Check all applicable)

     [  ]  Director                             [X*]  10% Owner
     [  ]  Officer (give title below)           [  ]  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X*]  Form filed by One Reporting Person
     [  ]  Form filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3      (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     and 4)        (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value      3/11/03    N/A           J*              *           *      *        *              I*        *
   $0.02 per share
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====================================================================================================================================

Reminder:  Report on a  separate line for each  class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          Deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date,    (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     if any   8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

5%            *       3/11/03  N/A      J*        *            *        *        *         *       *       *         I*       *
Convertible
Preferred
Stock, par
value $0.01
per share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Explanation of Responses:
* Pursuant to a Stock Purchase Agreement, dated as of March 11, 2003 (the "Stock Purchase Agreement"), Cerberus Capital Management, L.P., a Delaware limited partnership, on behalf of one or more funds or affiliates to be designated by it (collectively, "CCM"), in order to provide financing for and make an equity investment in a proposed acquisition and going-private transaction of EXCO Resources, Inc., a Texas corporation (the "Company"), agreed to purchase from EXCO Holdings Inc., a newly formed Delaware corporation controlled by Douglas Miller ("Holdings"), up to 107,666,667 shares of Holding's Class A Common Stock, par value $0.001 per share (the "Common Stock"). The Stock Purchase Agreement was entered into in connection with an Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 11, 2003, by and among the Company, Holdings and ER Acquisition, Inc., a Texas corporation and wholly owned subsidiary of
     Holdings ("ER Acquisition"). Pursuant to the Merger Agreement, ER Acquisition will be merged with and into the Company, and the Company will become a wholly owned subsidiary of Holdings. As a result of the terms of the Merger Agreement and the Stock Purchase Agreement, among other agreements, CCM, along with the other persons who are or may become shareholders of Holdings, collectively may be deemed to be the beneficial owner of all shares of common stock, par value $0.02 per share, of the Company, and all shares of preferred stock, par value $0.01 per share, of the Company. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company which may be deemed to be beneficially owned by CCM. Neither the filing of this Form 4 nor any of its contents shall be deemed to constitute an admission by Stephen Feinberg or any other person that he or it is the beneficial owner of any of the securities of the Company referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Mr. Feinberg's interest is limited to the extent of his pecuniary interest in CCM, if any.


     /s/Stephen Feinberg                                      March 24, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.
                                                                          Page 2
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